FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

the Securities Exchange Act of 1934

For the month of June, 2005

Commission File Number : 1-15232

16, rue de la Ville l’Evêque,

75008 Paris-France

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Note: Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rule of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If « yes » is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Paris, June 14, 2005

Press release

SUEZ record after France’s energy market opening:

•	Electricity: 53% increase in sales versus 2004

•	Natural gas: sales increase of 50% compared with 2004

As a leading player in the French energy market, SUEZ has taken full advantage of the market opening, recording over a year substantial growth in electricity and natural gas sales:

•	Electricity: since July 1, 2004, the Group’s electricity sales in France have grown by 53%. Total Group’s electricity sales are 25 TWh, which represents a 8.5% market share (eligible market: 295 TWh). Today SUEZ supplies 1,900 customer sites, 1,400 of which receive renewable energy through AlpEnergie.

Among the most recent examples of customers choosing AlpEnergie are Futuroscope, the most recent contract obtained (20 GWh/yr.), Bongrain (600 GWh/yr.) Arthur Bonnet (7 GWh/yr.), Glaverbel (160 GWh/yr.) and Soufflet (12 GWh/yr.).

•	Natural gas: in one year the Group’s sales in France have gone up by + 50%. Today the Group supplies 80 customer sites, which represents total sales of 17 TWh, achieving an 5% market share..

Among the most recent contracts: Lilly France (70 GWh/yr.) and Masterfood (200 GWh/yr.)

Group subsidiaries’ combined strong positions in France (particularly Electrabel, Distrigas, Elyo, Lyonnaise des Eaux and Sita) provide it unique advantages for progressive, profitable growth. SUEZ confirms its ultimate objective is to account for 10% of the eligible customer market.

As a reminder, SUEZ has a unique, highly flexible, diversified and competitive electricity production base, with 6,520 MW of capacity, accounting for 7% of France’s total, and 32% of its hydro-electric power capacity:

•	3,710 MW of hydro-electric power with 19 hydro-electric power plants operated on the Rhône River by Compagnie Nationale du Rhône (CNR) and 49 Société Hydro Electrique du Midi (SHEM) power plants;

•	1,110 MW of nuclear power, with Chooz B and Tricastin power plant;

•	1,700 MW of power produced by Elyo cogeneration plants.

SUEZ, an international industrial and services Group, designs sustainable and innovative solutions in the management of public utilities as a partner of public authorities, businesses and individuals. The Group aims to answer essential needs in electricity, natural gas, energy services, water and waste management. SUEZ is listed on the Brussels, Luxembourg, Paris, New York and Zurich stock exchanges and is represented in the major international indices: CAC 40, DJ STOXX 50, DJ EURO STOXX 50, Euronext 100, FTSE Eurotop 100, MSCI Europe and ASPI Eurozone. The Group employs 160,700 people worldwide and achieved revenues of ¤40.7 billion in 2004, 89% of which were generated in Europe and in North America. SUEZ is an official sponsor of Paris 2012.

Press contacts:	Financial analyst contacts:
France:	Arnaud Erbin: +331 4006 6489
Catherine Guillon : +331 4006 6715	Eléonore de Larboust: +331 4006 1753
Caroline Lambrinidis : +331 4006 6654	Bertrand Haas: +331 4006 6609
Antoine Lenoir : +331 4006 6650
Belgium:
Guy Dellicour: 00 322 370 34 05

This release is also available on the Internet: http://www.suez.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 15, 2005	Company Name SUEZ

	By:	/s/ Yves de GAULLE
Name: Yves de GAULLE
Title: General Secretary